Western Copper and Gold Corporation
(An exploration stage company)

Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2017

(Expressed in Canadian dollars)

NOTICE TO READER:
These condensed interim consolidated financial statements have not been reviewed by the Company's external auditors. These statements have been prepared by and are the responsibility of the Company’s management. This notice is being provided in accordance with National Instrument 51-102 - Continuous Disclosure Obligations.

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED BALANCE SHEETS

		September 30, 2017	December 31, 2016
		$	$
ASSETS	Note
Cash and cash equivalents		464,443	611,690
Short-term investments	3	4,646,277	6,157,263
Marketable securities	4	381,500	454,500
Other assets		131,072	137,754
CURRENT ASSETS		5,623,292	7,361,207

Exploration and evaluation assets	5	40,218,996	38,722,318

ASSETS		45,842,288	46,083,525

LIABILITIES

Accounts payable and accrued liabilities		767,248	706,293

LIABILITIES		767,248	706,293

SHAREHOLDERS’ EQUITY

Share capital	6	108,021,796	105,963,093
Contributed surplus		32,689,577	32,984,958
Deficit		(95,636,333)	(93,570,819)

SHAREHOLDERS’ EQUITY		45,075,040	45,377,232

LIABILITIES AND SHAREHOLDERS’ EQUITY		45,842,288	46,083,525

Approved by the Board of Directors

Robert Gayton (signed)	Director	Klaus Zeitler (signed)	Director

The accompanying notes are an integral part of these financial statements	- 2 -

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$

Filing and regulatory fees	4,180	9,359	181,574	152,802
Office and administration	45,137	65,554	173,555	161,922
Professional fees	27,709	37,134	83,442	111,322
Rent and utilities	28,065	22,094	84,194	118,576
Share-based payments	82,527	39,409	271,305	114,509
Shareholder communication and travel	115,804	87,652	427,582	228,561
Wages and benefits	255,211	253,666	797,672	794,588

CORPORATE EXPENSES	558,633	514,868	2,019,324	1,682,280

Foreign exchange loss (gain)	4,414	(3,728)	8,436	20,476
Interest income	(9,979)	(22,168)	(35,246)	(74,273)
Loss (gain) on marketable securities	52,100	91,700	73,000	(32,800)

LOSS AND COMPREHENSIVE LOSS	605,168	580,672	2,065,514	1,595,683

Basic and diluted loss per share	0.01	0.01	0.02	0.02

Weighted average number of common shares outstanding	96,484,135	94,436,980	95,587,354	94,291,958

The accompanying notes are an integral part of these financial statements	- 3 -

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine months ended September 30,		2017	2016
		$	$
Cash flows provided by (used in)	Note

OPERATING ACTIVITIES
Loss and comprehensive loss		(2,065,514)	(1,595,683)

ITEMS NOT AFFECTING CASH
Share-based payments		271,305	114,509
Unrealized loss (gain) on marketable securities		73,000	(32,800)
		344,305	81,709
Change in non-cash working capital items		(33,307)	(35,016)

OPERATING ACTIVITIES		(1,754,516)	(1,548,990)

FINANCING ACTIVITIES
Exercise of stock options	7	1,433,333	181,066

FINANCING ACTIVITIES		1,433,333	181,066

INVESTING ACTIVITIES
Redemption of short-term investments		1,463,139	2,500,000
Mineral property expenditures		(1,289,203)	(1,114,345)

INVESTING ACTIVITIES		173,936	1,385,655

CHANGE IN CASH AND CASH EQUIVALENTS		(147,247)	17,731

Cash and cash equivalents – Beginning		611,690	830,326

CASH AND CASH EQUIVALENTS - ENDING		464,443	848,057

The accompanying notes are an integral part of these financial statements	- 4 -

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of	Share	Contributed	Deficit	Shareholders’
	Shares	Capital	Surplus		Equity
		$	$	$	$

DECEMBER 31, 2015	94,194,936	105,113,340	32,799,280	(91,482,419)	46,430,201

Exercise of stock options	254,000	181,066	-	-	181,066
Transfer of stock option value	-	77,036	(77,036)	-	-
Share-based payments	-	-	141,855	-	141,855
Loss and comprehensive loss	-	-	-	(1,595,683)	(1,595,683)

SEPTEMBER 30, 2016	94,448,936	105,371,442	32,864,099	(93,078,102)	45,157,439

Shares issued for acquisition of mineral claims (note 6)	500,000	580,000	-	-	580,000
Exercise of stock options	16,666	8,333	-	-	8,333
Transfer of stock option value	-	3,318	(3,318)	-	-
Share-based payments	-	-	124,177	-	124,177
Loss and comprehensive loss	-	-	-	(492,717)	(492,717)

DECEMBER 31, 2016	94,965,602	105,963,093	32,984,958	(93,570,819)	45,377,232

Exercise of stock options	1,688,333	1,433,333	-	-	1,433,333
Transfer of stock option value	-	625,370	(625,370)	-	-
Share-based payments	-	-	329,989	-	329,989
Loss and comprehensive loss	-	-	-	(2,065,514)	(2,065,514)

SEPTEMBER 30, 2017	96,653,935	108,021,796	32,689,577	(95,636,333)	45,075,040

The accompanying notes are an integral part of these financial statements	- 5 -

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three and nine months ended September 30, 2017
(unaudited – prepared by management)
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Western Copper and Gold Corporation (together with its subsidiaries, “Western” or the “Company”) is an exploration stage company that is directly engaged in exploration and development of the Casino mineral property located in Yukon, Canada (the “Casino Project”).

The Company is incorporated in British Columbia, Canada. Its head office is located at 15th Floor – 1040 West Georgia Street, Vancouver, British Columbia.

The Company will need to raise additional funds to complete the development of the Casino Project. While Western has been successful in raising sufficient capital to fund its operations in the past, there can be no assurance that it will be able to do so in the future.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three and nine months ended September 30, 2017
(unaudited – prepared by management)
(Expressed in Canadian dollars)

2.	BASIS OF PRESENTATION

a.	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, as issued by the International Accounting Standards Board (“IASB”), including International Accounting Standard 34 - Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2016, which have been prepared in accordance with IFRS as issued by the IASB.

These financial statements were approved for issue by the Company’s board of directors on November 8, 2017.

b.	Accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Differences may be material.

Judgment is required in assessing whether certain factors would be considered an indicator of impairment. We consider both internal and external information to determine whether there is an indicator of impairment present and accordingly, whether impairment testing is required. Where an impairment test is required, calculating the estimated recoverable amount of the cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to estimated recoverable reserves or resources, estimated future commodity prices, expected future operating and capital costs, and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the impairment analysis.

3.	SHORT-TERM INVESTMENTS

As at September 30, 2017, the Company had $4,646,277 (December 31, 2016 - $6,157,263) invested in guaranteed investment certificates (“GICs”). This amount includes accrued interest in the amount of $9,416 (December 31, 2016 - $57,263). Interest is accrued during the GIC term.

4.	MARKETABLE SECURITIES

As at September 30, 2017, the Company held marketable securities with a total market value of $381,500 consisting of 2.5 million common shares of NorthIsle Copper and Gold Inc. with a market value of $350,000 (December 31, 2016 - $412,500) and 420,000 common shares of Copper North Mining Corp. with a market value of $31,500 (December 31, 2016 - $42,000).

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three and nine months ended September 30, 2017
(unaudited – prepared by management)
(Expressed in Canadian dollars)

5.	EXPLORATION AND EVALUATION ASSETS

a.	Casino (100% - Yukon, Canada)

The Company’s only exploration and evaluation asset is the wholly-owned Casino Project. The Casino Project, a large copper-gold porphyry deposit, is located in Yukon, Canada.

All claims comprising the Casino Project are subject to a 2.75% net smelter returns royalty (the “NSR Royalty”) on the future sale of any metals and minerals derived therefrom. Western has the option to repurchase 0.75% of the NSR Royalty (resulting in a rate of 2%) for US$59 million if the amount is paid on or before December 31, 2017.

As part of a separate agreement, Western is required to make a payment of $1 million upon making a production decision on the Casino Project.

b.	Exploration and evaluation expenditures

$
DECEMBER 31, 2015	36,389,795

Acquisition costs	617,767
Claims maintenance	21,314
Engineering	337,039
Permitting	766,263
Salary and wages	540,744
Share-based payments	49,396

DECEMBER 31, 2016	38,722,318

Claims maintenance	10,605
Engineering	154,315
Permitting	1,011,713
Salary and wages	261,361
Share-based payments	58,684

SEPTEMBER 30, 2017	40,218,996

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three and nine months ended September 30, 2017
(unaudited – prepared by management)
(Expressed in Canadian dollars)

6.	SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

On November 9, 2016, the Company completed an agreement (the “Purchase Agreement”) with Cariboo Rose Resources Ltd. (“Cariboo Rose”) whereby Cariboo Rose exercised its option to acquire the 55 mineral claims known as the Casino B Claims.

As part of the Purchase Agreement, Western re-purchased nine of the Casino B Claims in exchange for 500,000 common shares of the Company. The common shares had a market value of $580,000 on the closing date of the transaction.

7.	STOCK OPTIONS

Based on the Company’s stock option plan, most recently approved by the Company’s shareholders at the annual general meeting held on June 24, 2015, Western may issue stock options for the purchase of up to 10% of issued capital. The exercise price of the stock options must be greater than, or equal to, the market value of the Company’s common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. At September 30, 2017 the Company could issue an additional 5,375,391 stock options under the terms of the plan.

A summary of the Company’s stock options outstanding and the changes for the years then ended, is presented below:

	Number of	Weighted average
	Stock options	exercise price
		$
DECEMBER 31, 2015	6,217,334	1.24

Granted	1,550,000	0.96
Exercised	(270,666)	0.70
Expired	(1,525,000)	2.84

DECEMBER 31, 2016	5,971,668	0.79

Exercised	(1,688,333)	0.85

SEPTEMBER 30, 2017	4,283,335	0.76

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three and nine months ended September 30, 2017
(unaudited – prepared by management)
(Expressed in Canadian dollars)

Stock options outstanding are as follows:

Stock options outstanding,	Number of	Weighted average	Average
by exercise price	Stock options	exercise price	remaining
			contractual life
		$	years
$0.50	741,667	0.50	2.86
$0.60 – 0.67	1,300,000	0.61	0.90
$0.80 – 0.88	658,334	0.88	1.79
$0.96	1,583,334	0.96	3.88

SEPTEMBER 30, 2017	4,283,335	0.76	2.48

Of the total stock options outstanding, 3,249,992 were vested and exercisable at September 30, 2017. The weighted average exercise price of vested stock options is $0.70 and the average remaining contractual life is 2.01 years.

8.	MANAGEMENT COMPENSATION

The Company’s related parties include its directors and officers, who are the key management of the Company. The remuneration of directors and officers was as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$

Salaries and director fees	204,715	209,700	620,895	635,165
Share-based payments	74,475	36,053	245,081	104,755

MANAGEMENT COMPENSATION	279,190	245,753	865,976	739,920

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized during the years presented above.

9.	SEGMENTED INFORMATION

The Company’s operations are in one segment: the acquisition, exploration, and future development of resource properties. All interest income is earned in Canada and all assets are held in Canada.

10.	CAPITAL MANAGEMENT

There has been no change in the Company’s approach to capital management during the three months ended September 30, 2017. Western has no debt and does not pay dividends. The Company is not subject to any externally imposed capital requirement.

11.	FINANCIAL INSTRUMENT RISK

There has been no change in the Company’s financial instrument risk or management’s approach to those risks during the three months ended September 30, 2017.